SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CHINANET ONLINE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Shares

(Title of Class of Securities)

16949H904

(CUSIP Number of Shares Underlying Warrants)

No. 3 Min Zhuang Road, Building 6
Yu Quan Hui Gu Tuspark, Haidian District
Beijing, PRC 100195
Tel: 86-10-5160-0828
Fax: 86-10-5160-0908

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$335,395.20	$38.44

*	Estimated for purposes of calculating the amount of the filing fee only. ChinaNet Online Holdings, Inc. (the “Company”) is offering holders of the Company’s outstanding Series A-1 warrants to purchase an aggregate of 2,060,800 of the Company’s shares of common stock, par value $0.001 per share (the “Series A-1 Warrants”) and Series A-2 warrants to purchase an aggregate of 2,060,800 of the Company’s shares of common stock, par value $0.001 per share (the “Series A-2 Warrants” and, together with the Series A-1 Warrants, the “Warrants”), to purchase an aggregate of 4,121,600 of the Company’s shares of common stock, par value $0.001 per share, issuable upon exercise of the Warrants (the “Shares”), to (A) with respect to any Series A-1 Warrant, receive one (1) Share in exchange for every twenty (20) Shares for which such Series A-1 Warrant is exercisable, and (B) with respect to any Series A-2 Warrant, receive one (1) Share in exchange for every 10 (ten) Shares for which such Series A-2 Warrant is exercisable; provided that each holder must exchange all its Series A-1 Warrants and/or all its Series A-2 Warrants pursuant to the terms and conditions hereof. The amount of the filing fee assumes that all outstanding Warrants will be exchanged for Shares and is calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, which equals $114.60 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) by ChinaNet Online Holdings, Inc., a Nevada corporation (the “Company”), on December 1, 2011 (the “Original Schedule TO”), as amended by Amendment No. 1 to the Original Schedule TO filed with the Commission on December 7, 2011 (“Amendment No. 1” and, together with the Original Schedule TO and this Amendment, the “Schedule TO”). The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding Series A-1 warrants (the “Series A-1 Warrants”) and Series A-2 warrants (the “Series A-2 Warrants” and, together with the Series A-1 Warrants, the “Warrants”), to purchase an aggregate of 4,121,600 shares of common stock the Company, par value $0.001 per share (the “Shares”), to exchange their Warrants in accordance with the following exchange ratios: (A) with respect to any Series A-1 Warrant, one (1) Share in exchange for every twenty (20) Shares for which such Series A-1 Warrant is exercisable, and (B) with respect to any Series A-2 Warrant, one (1) Share in exchange for every 10 (ten) Shares for which such Series A-2 Warrant is exercisable; provided that each holder must exchange all its Series A-1 Warrants and/or all its Series A-2 Warrants pursuant to the terms and conditions hereof. The exchange ratios were selected by the Company to provide the holders of the Warrants with an incentive to exchange the Warrants. The offer is subject to the terms and conditions set forth in the Offer Letter, dated December 1, 2011 (the “Offer Letter”), a copy of which was attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Warrants were issued in a private placement consummated on August 21, 2009. Unless otherwise indicated herein, capitalized terms used herein shall have the same meanings given to them in the Offer Letter.

Except as provided herein, this Amendment does not alter the terms and conditions previously set forth in the Schedule TO, and should be read in conjunction with the Schedule TO, including all exhibits filed therewith.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Offer expired at 5:00 p.m., United States Eastern Time on the evening of Friday, December 30, 2011. Based on information provided by Empire Stock Transfer Inc., pursuant to the terms of the Offer, 1,418,800 Series A-1 Warrants were tendered in exchange for approximately 70,940 Shares and 356,800 Series A-2 Warrants were tendered in exchange for approximately 35,680 Shares, for a total of 1,775,600 Warrants exchanged for approximately 106,620 Shares. The Company has accepted for exchange all of the Warrants validly tendered and not withdrawn. On January 6, 2012, the Company issued a press release announcing the final results of the Offer. A copy of this press release is filed as Exhibit (a)(5)(D) to this Amendment and is incorporated herein by reference.

Item 4. Terms of the Transaction

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby by amended and supplemented by adding the following exhibit.

Exhibit Number	Description
(a)(5)(D)	Press Release dated January 6, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHINANET ONLINE HOLDINGS, INC.
By: /s/ Handong Cheng Name: Handong Cheng Title: Chairman and Chief Executive Officer

Date: January 6, 2012

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)(D)	Press Release dated January 6, 2012